

June 10, 2014

<u>Via E-Mail</u>
Vikram Lamba
President and Chief Executive Officer
34790 Ardentech Court
Fremont, California 94555

>   **Re: ZP Holdings, Inc.**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Submitted May 13, 2014**
>   **CIK No. 0001587221**

Dear Mr. Lamba:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. If our comments are applicable to portions of the filings that we have not cited, please make the appropriate changes elsewhere in the filing in accordance with our comments.

2. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

3. Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. Please amend your registration statement to include the name(s) of your lead underwriter(s). Please note that we will defer further review of any amendment until such time as you have identified your lead underwriter(s).

Prospectus Summary
Risks Associated with our Business, page 5

6. Please expand this section to include a bullet point highlighting the risks associated with your note payable to BMR and its affiliates, which are in turn affiliates of your largest stockholder, including that:

   • you intend to use the proceeds from the offering to repay such note; and

   • if you default on your obligations, BMR could foreclose on the collateral, potentially including your intellectual property and the proceeds of this offering.

The Offering, page 7

7. Please expand your summary description of your "Use of proceeds" to disclose that your debt obligations are to affiliates of your largest stockholder.

Risk Factors
"We rely on key executive officers and scientific and medical advisors…" page 31

8. Please expand this risk factor to identify your principal scientific, regulatory and medical advisors other than your executive officers.

"If we fail to maintain proper and effective internal controls…" page 34

9. Please expand this risk factor to include an estimate of the additional professional fees and internal costs you expect to incur to expand your accounting and finance functions.

"We will incur increased costs and demands…" page 36

10. Please expand this risk factor to include an estimate of the additional legal, accounting and other costs you expect to incur as public company.

Use of Proceeds, page 40

11. To the extent practicable, please disclose how far in the planned trials for Weekly ZP-PTH, ZP-Glucagon and ZP-Triptan you estimate the offering proceeds will enable you to reach.

12. Please expand your description in the fifth bullet point to specify how you plan to enhance your manufacturing capabilities.

13. Please expand your description in the sixth bullet point of your debt obligations to identify BMR and its affiliates as the note holders and to include the interest rate and maturity of such debt obligations, pursuant to Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Asahi License and Collaboration Agreement, page 49

14. Please briefly disclose the reason(s) the parties elected to terminate the joint venture between the company and Asahi.

Business, page 70

15. Please revise your disclosure to specify when, and the indication for which, you submitted any INDs in connection with your clinical trials of daily ZP-PTH or ZP-Glucagon. If you have conducted clinical trials for which you did not submit a corresponding IND, please tell us why.

16. Please expand your disclosure to explain, in language appropriate for laymen, what you mean by the following terms the first time each is used:

   • T-score;
   • Black-box warning;
   • bioavailability;
   • osteonecrosis;
   • "frozen bone";
   • Hypercalcemia;
   • Hypercaluria;
   • Clinically significant;
   • Bridging study; and
   • iontophoretic

Our collaboration with Novo Nordisk, page 72

17. Please expand your description of your Novo Nordisk agreement to disclose:

- The amount of the upfront payment;

- The actual aggregate amount of potential milestone payments under the agreement, or the aggregate per product if there is not a definitive number of products that may be developed under the agreement;

- The royalty rate you may receive, expressed as a range within ten percent (e.g., high single digits, mid-teens, etc.); and

- The duration and any termination provisions of the agreement

Our development pipeline is extensive, page 75

18. We note that you list sufenantil, for the treatment of post-operative pain, as a compound you have prioritized for further investigation after your four identified lead product candidates, but that this compound does not appear in your graph of prior preclinical and clinical studies on page 74. Please tell us, with a view to clarifying your disclosure, whether you have conducted any preclinical or clinical trials of this compound.

Clinical rationale for Weekly ZP-PTH development, page 77

19. Please expand your discussion of the Phase 2 results illustrated in the table on page 79 to explain what a 95% confidence interval and p-values are and what they measure.

20. Please expand your discussion of the tables on pages 79, 81 and 82 to explain whether the results shown represent the mean results or some other measurement.

2008 Phase 2 study with Daily ZP-PTH treatment, page 79

21. We note your statement on page 80 that Phase 2 Daily ZP-PTH demonstrated that transdermal delivery of PTH using your microneedle patch system was "safe and effective" to increase bone density over six months. Because FDA approval is dependent on the agency making a determination (according to criteria specified in law and agency regulations) that a drug or biologic is both safe and effective, it is premature for you to characterize ZP-PTH as safe and effective. Accordingly, please remove or modify this wording as necessary.

Intellectual Property, page 97

22. Please explain what a provisional patent application is and clarify in the table headings the foreign jurisdictions associated with your patents and patent applications.

23. You state on page 98 that the last of your patents will expire in 2025. Please expand your discussion of your patent portfolio to provide the expiration dates for each of your material patents or patent families.

24. Please expand your description of your ALZA agreement to disclose:

   • The royalty rate you must pay to ALZA, expressed as a range within ten percent (e.g., high single digits, mid-teens, etc.); and

   • The duration and any termination provisions of the agreement.

Consolidated Statement of Stockholders' Equity (Deficit), page F-5

25. Please tell us why the balance at January 1, 2012 reflects the conversion of preferred stock which according to disclosure in Note 1 did not occur until April 2012.

Notes to Consolidated Financial Statements.
6. Joint Venture, page F-16

26. Please provide us your analysis with reference to authoritative literature supporting the use of net book value of certain equipment to record your 50% membership interest.

27. Please provide us an analysis showing how the $3,487,000 gain on termination of joint venture in 2013 as shown in the consolidated statement of operations was determined.

28. Please refer to the $2.3 million in 2013 and $1.5 million in 2012 reimbursed from Asahi for depreciation that you recorded as a reduction of operating expenses. Cite for us the relevant accounting guidance for your accounting treatment of these reimbursements. Additionally, tell us why these same amounts appear to be recorded as a distribution from the joint venture (i.e. reduction of investment in joint venture).

29. Please explain to us the reconciliation of ZP Group LLC's net loss to the Company's equity in loss in the joint venture. In this regard, it is not clear what "depreciation expense," "quarterly distribution," and "adjustment for depreciation on contributed capital" represents and why they are necessary to determine the Company's equity in loss.

   If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

   Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Christine Torney at (202) 551- 3652 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Robert W. Sweet, Jr., Esq.
        Foley Hoag LLP
        Seaport West
        155 Seaport Boulevard
        Boston, Massachusetts 02110